DEXIA
Group

04 MAR 23 AM 7:21

The Secretary-General

04010761

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 9th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of March 5th, 2004 according to the nomination of Mrs Anne-Marie Idrac as a member of the Board.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

dlw 3/23

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

SDEX 5031-5 0008U1

DEXIA

Paris, Brussels, March 4, 2004

PRESS RELEASE

Anne-Marie Idrac, a former Minister of France, Chair and CEO of the RATP (Paris Transit Authority) named to the Board of Directors of Dexia

At its meeting of March 4, 2004, Dexia's Board of Directors nominated Anne-Marie Idrac as a member of the Board to replace Paul-Louis Halley, who died accidentally. Ratification of her nomination will be submitted to shareholders at Dexia's next general shareholders' meeting.

Born in July 1951, Anne-Marie Idrac is a graduate of the Institut d'études politiques de Paris and has a law degree. In 1974, when she graduated from the Ecole Nationale d'Administration (ENA), she was assigned to the Ministry of Equipment, where she worked for most of her career as a civil administrator in the fields of the environment, housing, urbanism and transportation.

She was a technical counselor to Michel d'Ornano when he was Minister of the Environment and Living Conditions (1979-1981).

Assigned from 1981 to 1990 to the construction division of the Ministry of Equipment, she was successively assistant director for the improvement of housing conditions, assistant director for housing financing and legal affairs, and deputy director of construction.

CEO of the Etablissement public d'aménagement de Cergy-Pontoise from 1990 to 1993, she was then named Director of land transport at the Ministry of Equipment, Transport and Tourism from 1993 to 1995.

From May 1995 to June 1997, she was State Secretary for Transport in the two governments of Alain Juppé.

Anne-Marie Idrac was elected to the National Assembly as Deputy from Les Yvelines in 1997 and in 2002. In 1998, she was elected to the Regional Council of Ile-de-France. She served as Vice President and then General Secretary of UDF.

She was named Chair and CEO of the RATP on September 25, 2002, leading her to resign from her elected offices and political responsibilities.

A former auditor of IHEDN, she has been president of the Mouvement Européen-France since December 1999.

Contact: Françoise Lefebvre: 33-1-43-92-80-20